FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA ANNOUNCES AWARD OF THE NUEVO NECAXA-
TIHUATLAN HIGHWAY CONCESSION

•	The concession includes the construction, exploitation, operation, maintenance and preservation of the highway

•	Total investment will be approximately US$625 million

Mexico City, June 28, 2007 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and FCC Construcción, S.A. (Ibex-35: FCC) announced that the Ministry of Transportation and Communication (SCT) awarded the Nuevo Nexaca-Tihuatlan highway concession to a consortium made up by Controladora de Operaciones de Infraestructura, S.A. de C.V., Ingenieros Civiles Asociados, S.A. de C.V.—both subsidiaries of ICA—and FCC Construcción, S.A. The award announcement was made yesterday by the SCT in regard to its public international solicitation of bids number 00009076-003-06.

The 85 km highway is located in the states of Puebla and Veracruz. The 30 year concession, with a total investment of approximately US$625 million, includes: (i) construction, operation, maintenance, and preservation of the 36.6 km Nuevo Necaxa – Avila Camacho segment; (ii) exploitation, operation, maintenance, and preservation of the 48.1 km Avila Camacho – Tihuatlán segment; and (iii) a long term service contract to sustain the capacity of the highway for the Nuevo Necaxa – Avila Camacho segment, in accordance with the exclusive rights provided by the concession. This is the final tranche to complete the highway that will connect Mexico City with the port of Tuxpan in Veracruz.

The company will announce the signing of the concession, operation, and maintenance contracts, as well as more details on the project at the appropriate time.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

FCC Construcción, SA, is a subsidiary of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC), which was created by the 1992 merger of two companies: CONSTRUCCIONES Y CONTRATAS, S.A., created in Madrid in 1944 and FOMENTO DE OBRAS Y CONSTRUCCIONES, S.A., created in Barcelona in 1900 and listed on the stock market in the same year. www.fcc.es. FCC and Caja Madrid have founded Global Via Infraestructuras, S.A., which will be the subsidiary for concessions and highways at an international level for both companies.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer